Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PHOENIX NEW MEDIA LIMITED

August 16, 2012

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i  Please detach along perforated line and mail in the envelope provided.  i

■	00033033300300000000 3	081612

ISSUES PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING ON AUGUST 16, 2012:

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
	1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011.	☐	☐	☐
	2. To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditor of the Company for the fiscal year ended December 31, 2012.	☐	☐	☐
	3. To authorize the board of directors to fix the remuneration of the independent auditor.	☐	☐	☐
	4. To re-elect the director, Daguang He, who retires by rotation pursuant to the article 87(1) of the Company’s Articles of Association.	☐	☐	☐

5.   To refresh, pursuant to section 4.1(b) of the Company’s 2008 share option scheme (the “2008 Share Option Plan”), the total number of shares which may be issued upon exercise of all options to be granted under the 2008 Share Option Plan and any other share option schemes of the Company pursuant (the “Limit”), thereby increasing the Limit by 31,410,107 class A ordinary shares of the Company.

		☐	☐	☐

6.   To authorize each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretions, thinks fit.

		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

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Note:        Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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